SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PG
6-3-02

For the month of June, 2002

BANCOLOMBIA S.A.
(Translation of Registrant's name into English)

Calle 50 No. 51-66
Medellín, Colombia
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________.)

Page 1 of 6 pages.

This report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

The information included in this report on Form 6-K sets forth and is based on the unconsolidated, unaudited financial results of the registrant for the periods specified and as calculated therein. Such information can therefore not be compared to and should not be used in any way to interpret any information contained in the registrant's annual report on Form 20-F for the year ended December 31, 2001 or in the registrant's press release for the quarter ended March 31, 2002, each of which contain the consolidated financial results of the registrant and its subsidiaries for each of the periods specified and as calculated each therein.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

The release included in this report on Form 6-K contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be important factors that could cause actual results to differ materially from those indicated in such statements.

[Bancolombia Logo]
Communications Management Telephone: 510 86 35 Fax: 511 0650 Medellín

Press Release

BANCOLOMBIA'S PROFITS INCREASE BY 34.2% OVER THE LAST YEAR

- The profits earned in May reached $11.282 million.
- BANCOLOMBIA increases market share.

Bancolombia's financial results amounted to $60.110 million during the first five months of 2002, increasing by 34.2% when compared to $44.789 million during the same period in 2001.

According to the balance sheet, only the profits earned in May amounted to $11.282 million, increasing by 1.7% when compared to the profits earned in April. On the other hand, the interim report highlights the growth in the accumulated value of assets by 15.33% to $8.214 million in May 2002 from $7.122 million in 2001. During the month of May alone, assets increased by $128.614 million, 70% of which were represented by growth in profitable assets.

Liabilities, on the other hand, grew by 15.85%, amounting to $7.2 billion. Within the category of liabilities, deposits (savings and CDT) increased by 18.1%, amounting to $3.9 billion.

Additionally, these results indicate that the Bank's capital had a positive variation of 11.77%, exceeding 1 billion pesos. The average composition of Bancolombia's operating income for the January-May 2002 period was as follows: 60.8% from net interest income, 28.1% from commissions and fees, and 11.1% from other operating income. Finally, with respect to the Bank's investments in its affiliates, they increased 24.1% from $495.797 million to $615.287 million, as reflected by the balance sheet for the past twelve months.

Market Share

Finally, the report includes a competition analysis, which reflects that, in the last month, the Bank increased its market share for the main financial products offered on the market. This increase is due not only to the quality of the Bank's products, but also to the strategy of personalized attention based on its consulting. The market share indicators are as follows:

Product	Market Share	Rank
Total Checking Accounts	16.1%	1°
Total CDT	11.3%	1°
Total deposits	11.8%	1°
Total portfolio	10.3%	1°

CDT capitalizable

With the purpose of offering its clients better saving options, BANCOLOMBIA designed a new investment product, CDT Capitalizable, which allows the reinvestment of interests at the time of expiration without having to visit one of the Bank's branches. This CDT, with a minimum starting amount of $1,000,000, has excellent income-yield capacity, an extensive grace period, immediate liquidity and opening or cancellation in any BANCOLOMBIA office. In addition, transactions may take place through Banco Comisionista de Colombia-Comicol, an affiliate of the Bank.

COMMUNICATIONS MANAGEMENT

Medellín, June 17, 2002

BANCOLOMBIA
Gerencia de Comunicaciones Teléfono: 510 86 35 Fax: 511 0650 Medellín

Boletín Informativo

EL 34.2% SUBEN UTILIDADES DE BANCOLOMBIA EN EL ÚLTIMO AÑO

- Las utilidades en mayo alcanzaron los $11.282 millones.
- BANCOLOMBIA aumenta participación en el mercado.

Un incremento del 34.2% en las utilidades del último año presenta el Balance financiero de BANCOLOMBIA, al alcanzar en los cinco primeros mese de 2002 una cifra equivalente a $60.110 millones, contra $44.789 millones en el mismo período de 2001.

De acuerdo con el balance, sólo las utilidades de mayo sumaron $11.282 millones, el 1.7% por encima de las obtenidas en el mes de abril. De otro lado, el informe promedio destaca el crecimiento del 15.33% en el valor acumulado de los activos al pasar de $7.122 *millones en el 2001 a $8.214 millones en mayo de 2002.* Sólo en el mes de mayo los activos se incrementaron en $128.614 millones, el 70% de ellos representados por el crecimiento en los activos productivos.

Los pasivos, por su parte, crecieron el 15.85% para un total de $7,2 billones. De este rubro se destacó el incremento en los últimos 12 meses, del 18.1% en depósitos (ahorros y CDT) los cuales sumaron $3,9 billones.

El estado de resultados indica además que el patrimonio del Banco tuvo una variación positiva del 11.77% al superar el billón de pesos. La composición promedio de los ingresos de BANCOLOMBIA entre enero y mayo de 2002 fue la siguiente: 60.8% por intereses netos, 28.1% comisiones netas y el 11,1% por otros ingresos operativos. Finalmente el balance de los últimos doce meses señala que el valor de las inversiones que posee el Banco en sus filiales creció el 24.1% al pasar de $495.797 millones a $615.287 millones.

Participación en el mercado

Finalmente el informe incluye un análisis de la competencia, en la que se determina que en el último mes el Banco incrementó la participación en los principales productos financieros que se ofrecen en el mercado, gracias no sólo a la calidad de sus productos, sino también a la estrategia 7de atención personalizada basada en la asesoría. Los índices de participación son los siguientes:

Producto	% participación	Ubicación
Total Cuenta Corriente	16.1	1°
Total CDT	11.3%	1°
Total depósitos	11.8%	1°
Total Cartera	10.3%	1°

CDT capitalizable

De otro lado BANCOLOMBIA pensando en ofrecerle a sus clientes mejores posibilidades de ahorro, diseñó un nuevo producto de inversión CDT Capitalizable, que permite reinvertir los intereses en el momento de su vencimiento y sin necesidad de desplazarse hasta una sucursal del Banco. Este CDT, con un monto mínimo de constitución de $1.000.000, brinda excelente rentabilidad, amplio período de gracia, liquidez inmediata, apertura o cancelación en cualquier oficina de BANCOLOMBIA, además se puede negociar a través de la filial del Banco Comisionista de Colombia –Comicol.

GERENCIA DE COMUNICACIONES
Medellín, junio 17 de 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A.
(Registrant)

Date: June 19, 2002

By: ____________________
Name: Jaime Alberto Velásquez B.
Title: Vice President of Finance